UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54A/A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55

THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED

PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940, as amended (the “Act”), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name: Crescent Capital BDC, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

11100 Santa Monica Blvd., Suite 2000,

Los Angeles, CA 90025

Telephone number (including area code): (310) 235-5900

Name and address of agent for service of process:

CSC-Lawyers Incorporating Service Company

7 Saint Paul Street

Suite 820

Baltimore, Maryland 21202

Check one of the following:

☒

The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement, or if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: 000-55380

☐	The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company: Not Applicable

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company: Not Applicable

The undersigned company certifies that it is a closed-end company organized under the laws of the State of Maryland and with its principal place of business in the State of California; that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Act; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Explanatory Note

Crescent Capital BDC, Inc. is filing this Amendment to Form N-54A to (i) report a change in its state of incorporation from Delaware to Maryland and (ii) update the name and address of its agent for service of process.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the City of Los Angeles and State of California on the 30th day of January, 2020.

Crescent Capital BDC, Inc.

By:	/s/ Jason A. Breaux
Name: Jason A. Breaux
Title: Chief Executive Officer

Attest:	/s/ George P. Hawley
Name: George P. Hawley
Title: Secretary